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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66705

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NexBank Securities, Inc.

OFFICIAL USE ONLY	
FIRM I.D. NO.	

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2515 McKinney Avenue, 11th Floor

(No. and Street)

Dallas | Texas | 75201

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stacy M. Hodges (972) 763-4000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP

(Name – *if individual, state last, first, middle name)*

750 N. St. Paul St., Suite 850 | Dallas | Texas | 75201

(Address) (City) (State) (Zip Code)

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RMS

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stacy M. Hodges, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NexBank Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LUCIA SALINAS
Notary Public, State of Texas
My Commission Expires
March 20, 2019

Notary Public

Signature

FINOP
Title

This report**contains (check all applicable boxes):

- √ (a) Facing Page.
- √ (b) Statement of Financial Condition.
- √ (c) Statement of Income (Loss).
- √ (d) Statement of Changes in Financial Condition.
- √ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- √ (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- √ (l) An Oath or Affirmation.
- √ (m) A copy of the SIPC Supplemental Report.
- √ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

NEXBANK SECURITIES, INC

Table of Contents

December 31, 2017

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholder and the Board of Directors of NexBank Securities, Inc.
Dallas, Texas

Opinion on the Financial Statements

We have audited the accompanying balance sheet of NexBank Securities, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1 and Statement Pursuant to SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of NexBank Securities, Inc.'s financial statements. The Computation of Net Capital Under SEC Rule 15c3-1 and Statement Pursuant to SEC Rule 15c3-3 is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5.

In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 and Statement Pursuant to SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

We have served as the Company's auditor since 2014.

Dallas, Texas
February 28, 2018

NEXBANK SECURITIES, INC.

Balance Sheet

December 31, 2017

(In Thousands)

ASSETS		
Cash and cash equivalents	$	9,270
Restricted Cash		825
Investments		1,264
Fixed Assets		5,600
Real estate interests		5,725
Loans receivable		3,974
Other real estate owned		7,174
Other assets		344
Total assets	$	34,176
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	1,167
Payables to affiliates		22
Notes payable		2,950
Deferred rent		166
Total liabilities		4,305
Stockholder's equity:		
Common stock ($0.01 par value; 10,000 shares authorized; 1,000 shares issued and outstanding)		-
Additional paid-in capital		32,920
Accumulated deficit		(3,049)
Total stockholder's equity		29,871
Total liabilities and stockholder's equity	$	34,176

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Operations

For the Year Ended December 31, 2017

(In Thousands)

Revenue:		
Consulting	$	2,551
Account supervision, investment advisory, and administrative services		437
Earnings (losses) on investments		(568)
Property management fees		1,477
Equity in subsidiary earnings		792
Real estate interest Income		151
Reimbursed expense and other revenue		189
Total revenue		5,029
Expenses:		
Compensation and benefits		3,409
Legal and professional fees		4,113
Occupancy, furniture, and fixtures		257
Increase in valuation allowance on real estate owned		90
Loan Interest		35
Travel and entertainment		165
Regulatory fees		28
Data processing		38
Other		436
Total expenses		8,571
Net loss	$	(3,542)

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2017

(In Thousands)

	Common Stock	Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Total
Balances, January 1, 2017	$ -	$ 3,440	$ 493	$ 3,933
Net loss	-	-	(3,542)	(3,542)
Paid in Capital (Surplus)	-	29,480	-	29,480
Distributions to stockholder	-	-	-	-
Balances, December 31, 2017	$ -	$ 32,920	$ (3,049)	$ 29,871

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2017

(In Thousands)

Net loss	$	(3,542)
Adjustments		
Depreciation and amortization		86
Equity in earnings		(792)
Increase in valuation allowance		90
Change is assets/liabilities		
Investments		(1,264)
Other assets		(133)
Account Payable and acc expenses		(525)
Cash used by operating expenses		(6,080)
Investment in real estate interest		(5,331)
Investment in loan receivable		(2,200)
Distribution from equity investments		3,005
Purchase of software		5
Cash used by investing activities		(4,521)
Capital contributions		18,165
Payment on note payable		(16)
Cash provided by financing activities		18,149
Net change in cash		7,548
Cash and cash equivalents at beginning of year		2,547
Cash and cash equivalents at end of year	$	10,095
Cash paid for interest	$	34
Cash paid for taxes	$	-

NON-CASH ACTIVITY:

Contributions from parent		
Fixed Assets		5,414
Loans receivable		1,794
Other real estate		7,264
Note payable		(2,955)
Other payables		(202)
Total	$	11,315

1. Organization and Nature of Business

NexBank Securities, Inc. (Company), a Delaware Limited Corporation is a wholly-owned subsidiary of NexBank Capital, Inc. (NCI). The Company also does business as NexBank Capital Advisors and/or NexBank Realty Advisors.

NCI Apache Trail, LLC; NCI Fort Worth Land LLC; NCI Royce City Land LLC; NexWash on 380; NLA Assets, LLC; NCI Minerals, LLC; and BVP Property, LLC are wholly-owned subsidiaries of the Company. NexWash on 380 is a carwash located in Little Elm, Texas. BVP Property, LLC is a non-operating sawmill in the State of California. Other entities are land or empty lots throughout the State of Texas.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(i).

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include unrestricted cash on deposit of $9,270,000 as of December 31, 2017. Of the total amount, approximately $175,000 was in an affiliated bank (NexBank SSB) as of December 31, 2017. Such amount is classified as a non-allowable asset in the net capital calculation.

Restricted cash is $825,000 at December 31, 2017 and represents a margin deposit with an unaffiliated broker/dealer.

The Company uses the indirect method to present cash flows from operating activities.

The Company has cash deposits at an unaffiliated commercial bank of which $7,988,523 is not insured by the Federal Deposit Insurance Corporation at December 31, 2017.

Investments

The Company has invested in Canadian dollars futures contracts and treasury collars. These investments are recorded at the receivable from or payable to the futures broker. The gain or loss recorded in the contract is computed based on the fair value of the contract.

As of December 31, 2017, the Company owns 750 contracts of Canadian Dollar Futures that expire in March 2018. The balance is recorded at its fair value of $1,264,000, which is considered a Level 1 valuation technique.

Additionally, the Company invested in Treasury Note Option Contracts (Put & Call). Through the year, the Company had a loss of $375,000 in such investments. The loss recorded in the contract was computed based on the fair value of the contract.

Accounts Receivable

Accounts receivable are recorded at estimated value, net of an allowance for expected losses if necessary. Accounts receivable are not interest bearing and are considered past due based on contractual terms. The allowance for doubtful accounts is estimated from historical performance and projections of trends, as well as specific financial information gathered by management. Uncollectible accounts are charged off when all reasonable efforts to collect the accounts have been exhausted. Accounts receivable have been included in other assets in the accompanying financial statements.

Loans Receivable

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance.

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on nonaccrual status when, in management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. In determining whether or not a borrower may be unable to meet payment obligations for each class of loans, the Company considers the borrower's debt service capacity through the analysis of current financial information, if available, and/or current information with regards to the Company's collateral position. Regulatory provisions typically require the placement of a loan on nonaccrual status if (i) principal or interest has been in default for a period of 90 days or more unless the loan is both well secured and in the process of collection or (ii) full payment of principal and interest is not expected. Loans may be placed on nonaccrual status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. Interest on nonaccrual loans is accounted for on the cash basis or cost recovery method until qualifying for return to accrual status. A loan may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future principal and interest amounts contractually due are reasonably assured, which is typically evidenced by a sustained period (at least six months) of repayment performance by the borrower.

Fixed Assets

Fixed assets consist of land, building, furniture, equipment, and leasehold improvements and are reported at historical cost less accumulated depreciation. Depreciation is determined by use of the straight-line method over the estimated life of the asset, or, in the case of leasehold improvements, the shorter of the estimated life or the remaining term of the related lease. Upon disposal of fixed assets, the related gain or loss is included in income.

The Company owns 1.59-acre property in Arlington, TX with a 13,788 square foot Walgreens building. The property is subject to a lease, which can be terminated as early as 2022.

Real Estate Interests

The Company's investment in real estate interests are generally accounted for under the equity method of accounting as the Company has significant influence over the operations of the entity but does not have a controlling financial interest. These interests are evaluated to determine if the Company has a controlling financial interest based on the variable interest entity (VIE) model. The Company currently is not the primary beneficiary of any VIEs. Results of operations of these interests are presented on a one-line basis in the accompanying Statement of Operations. Investments in and advances to these entities are recorded in Real Estate Interests in the accompanying Statement of Financial Position.

Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Recognition of Revenue

Consulting, account supervision, investment advisory, administrative services and rent income are accrued and recognized as they are earned. Management fee and other income are recognized as they are earned and billed. Real Estate Interest is calculated and recorded on a monthly basis as per the promissory note agreements. Investment in Canadian Dollar Futures and the Treasury Note Options are recorded on the fair value of the contract.

Deferred Rent

Deferred rent represents tenant improvement allowances associated with the Company's lease of its primary facilities. Deferred rent is recorded as a reduction in rent expense under the straight-line method over the life of the relating lease.

Income Taxes

The Company is taxed as an S Corporation for federal income tax purposes. As such, the Company is not subject to Federal income tax. The taxable income or loss applicable to the operations of the Company is includable in the Federal income tax returns of its shareholder.

Accounting principles generally accepted in the United States of America require Company management to evaluate tax positions taken by the Company. Management evaluated the Company's tax positions and concluded that the Company had maintained its S Corporation status and had taken no uncertain tax positions that require recognition or disclosure in the consolidated financial statements. Therefore, no liability for income tax has been included in the accompanying financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for calendar years before 2014.

Compensated Absences

Company employees are entitled to Paid Time Off (PTO), depending on job classification and years of service. PTO accrues on each semi-monthly pay date. An employee may carry over PTO from one calendar year to the next, with a maximum accrual of two weeks. Included in accounts payable and accrued expenses in the accompanying balance sheet at December 31, 2017 is an accrual of approximately $30,000 for PTO.

Fair Values of Financial Instruments

ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The fair value hierarchy is as follows:

- *Level 1 Inputs* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

- *Level 2 Inputs* - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

- *Level 3 Inputs* - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any claims or actions that will have a material effect of the financial statements.

Recently Issued Accounting Pronouncements

ASU 2016-12, Revenue from Contracts with Customers (Topic 606); Narrow-Scope Improvements and Practical Expedients	
Description	In May 2014, the FASB amended existing guidance related to revenue from contracts with customers. This amendment supersedes and replaces nearly all existing revenue recognition guidance, including industry specific guidance, establishes a new control-based revenue recognition models, changes the basis for deciding when revenue is recognized over time or at a point in time, provides new and more detailed guidance on specific topics and expands and improves disclosure about revenue. In addition, this amendment specifies the accounting for some costs to obtain or fulfill a contract with a customer.
Date of Adoption	These amendments are effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that period.
Effect on the Financial	The company adopted the revenue recognition standard effective January 1, 2018 using the modified retrospective basis. The Company's revenue recognition pattern within the scope of ASU 2014-09, including but not limited to consulting, account supervision, investment advisory, administrative services and property management fees did not change significantly from current practice. Based on the Company's analysis, this adoption is not expected to have a material impact on the Company's financal condition as the satisfaction of performance obligations under the new guidance is expected to be materially consistent with the Company's existing revenue recognition policies.

ASU 2016-02, Leases (Topic 842)	
Description	In February 2016, the FASB amended existing guidance that requires lessees recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) A right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers.
Date of Adoption	These amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all public business entities and all nonpublic business entities upon issuance. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective tarnsition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach.
Effect on the Financial Statements	The Company is currently evaluating the potential impact of this new accounting standard on its financial statements.

ASU 2016-15, Statement of Cash Flows (Topic 320): Classification of Certain Cash Receipts and Cash Payments	
Description	In August 2016, the FASB issued this ASU to address the diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows, including the following: • Debt prepayment or debt extinguishment costs • Settlement of zero-coupon bonds or debt with coupon interest rates that are insignificant in relation to the effective interest rate • Contingent consideration payments made soon after a business combination • Proceeds from the settlement of insurance claims • Proceeds from the settlement of BOLI and COLI policies • Distributions received from equity method investees • Beneficial interests in securitization transactions • Application of the Predominance Principle
Date of Adoption	For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, and interim periods in those fiscal years, which first applies to March 31, 2018, interim financial statements for calendar year-end public business entities. The ASU should be adopted on a retrospective basis to each period presented. If a retrospective transition is impracticable for some of the isssues, the amendments for those issues would be applied prospectively as of the earliest date practicable.
Effect on the Financial Statements	The Company is currently evaluating the impact of this new accoutning standard on its financial statements.

ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities	
Description	In January 2016, the FASB amended existing guidance that requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. It requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. It requires separate presentation of financial assets and financial liabilities by measure category and form of financial asset (i.e., securities or loans and receivables). It eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost.
Date of Adoption	These amendments are effective for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provisions.
Effect on the Financial Statements	The adoption of the new provision will have no impact to the Company as its equity investments are recorded under the equity method of accounting.

3. Fixed Assets

Fixed assets at December 31, 2017 consisted of the following (in thousands):

Land	$	1,552
Building		3,898
Leasehold improvements		388
Computer and other equipment		840
Furniture and fixtures		119
		6,797
Less accumulated depreciation and amortization		(1,197)
	$	5,600

Additionally, net software costs of approximately $10,000 at December 31, 2017 have been included in other assets in the accompanying balance sheet, comprised of cost and accumulated amortization of approximately $98,000 and $88,000, respectively. Depreciation and amortization expense was $86,000 for the year ended December 31, 2017.

In October of 2017, NCI contributed the net assets of NexWash on 380 to the Company, along with a land and building that is leased to a third party under an operating lease agreement. This transaction was recorded as a capital contribution to the Company. As of December 31, 2017, fixed assets included $1,102,000 in net book value of land, building and equipment related to Nexwash on 380 and $4,312,000 related to an operating lease (see note 7).

4. Real Estate Interests and Variable Interest Entities

Real estate investment as of December 31, 2017 include (in thousands):

Partnerships		
Investment in Contour Land Partners 6, Ltd.	$	276
Investment in Contour Land Partners 8, Ltd.		393
Preferred Stock Investments:		
Investments in Crossings 2017, LLC		5,056
	$	5,725

Partnerships:

Real estate interests at December 31, 2017 represent the Company's investment as a limited partner in two-land development partnerships in the aggregate amount of approximately $669,000 as well as a preferred stock investment in a limited liability company. The partnerships have maximum outstanding debt due NexBank SSB (NexBank), an affiliate of the Company through common ownership, in an aggregate amount of $250,000. The balance of the debt due to NexBank is approximately $162,000. Pursuant to the terms of the partnership agreements, the Company is to receive an 8% preferred return and a 50-60% split of profits upon completion of the projects and sale of the underlying lots, respectively.

These interests have been identified as variable interest entities under the guidance of FASB ASC 810-10. In determining whether the Company is the primary beneficiary of these partnerships, management has considered whether the Company has both: (a) the power to direct the activities of the partnerships that most significantly impact their economic performance; and (b) the obligation to absorb losses of the partnerships or to receive benefits from the partnerships that could potentially be significant to them. The Company's losses are limited to its initial collective investment; any additional losses are to be absorbed by the partnerships' general partner. Additionally, the general partner of the entity directs and controls the day-to-day activities without involvement of the Company. Accordingly, management has determined that the Company is not the primary beneficiary of these interests, and, therefore, these entities have not been consolidated in the accompanying financial statements.

Condensed financial information of the partnerships as of December 31, 2017 is as follows (in thousands):

ASSETS		
Land held for development	$	2,334
Capitalized development costs		1,645
Other assets		20
Total assets	$	3,999
LIABILITIES AND PARTNERS' CAPITAL		
Earnest money deposits and accrued liabilities	$	873
Notes payable		1,955
Total liabilities		2,828
Partner's capital		1,171
Total liabilities and partners' capital	$	3,999

For the year ended December 31, 2017, these partnerships generated approximately $7,307,400 and $6,024,800 of revenue and cost of sales, respectively, through sale of fully developed single-family residential lots.

Preferred Stock Investments:

NexBank Securities Inc. invested $5,056,053 to acquire 100% of the preferred equity interests in NREA Crossing Investors LLC. This entity is a single member LLC with a sole purpose of providing the preferred equity financing of Crossings 2017 LLC. Crossings 2017 LLC holds a 100% interest in The Crossings at Ridgewood Apartments in Jackson Mississippi. Crossings 2017 LLC acquired the apartments for $27.2 million with $19.3 million of the purchase price provided by an unrelated third party bank, $5 million preferred equity provided by NSI through NREA Crossings and $2.8 million of equity interests provided by the other members of Crossings 2017.

NSI's preferred interest provides for a cash return of 8.5% monthly of its initial investment and an overall preferred return of 12.5% prior to the allocation of any profits to the common members. Additionally the preferred is entitled to a 0.5% fee upon initial purchase of the preferred interest and an additional 1% fee upon the redemption of the preferred interest.

5. Loan Receivable

Loans receivable as of December 31, 2017 consisted of the following (in thousands):

Type:	Fixed Interest Rate	Maturity Date	Amount
Note receivable from affiliate, secured	5%	June 30, 2020	982
Note receivable from affiliate, secured	5%	September 1, 2022	792
Note receivable, secured	12%	August 4, 2020	2,200
			$ 3,974

All loans are current as to principal and interest and are collateralized by real estate. The real estate collateral provides a source of repayment in the event of default by the borrower. The Company has determined that the collectability of these loans is assured so no allowance for loan losses has been established. Total interest revenue from these loans was $151,000 for the ended December 31, 2017. Fair value computed using Level 2 techniques is not materially different than carrying value.

Two of these loans are receivable from entities affiliated with the Company's parent, NCI.

In October 2017, NCI contributed the two notes receivable from affiliates to the Company at the then current combined unpaid principal balance of $1,794,000.

6. Other Real Estate Owned

As of December 31, 2017, the Company had investments in other real estate owned of $7,264,000 in raw land and lots for development. These assets were contributed to the Company by NCI at the current fair value in October 2017. The Company has recorded a $90,000 valuation allowance against this property. The carrying balance of this real estate approximates fair value based on Level 3 valuation methodologies.

7. Operating Lease

The company owns land and buildings with a book value of $4,312,000 that is leased to a third party under an operating lease agreement. The lease is subject to termination every five years and the next potential termination date is March 31, 2022. The lease agreement contains monthly payments of $22,600. Minimum future rentals are as follows (in thousands):

Year		Amount
2018	$	271
2019		271
2020		271
2021		271
2022		68
	$	1,152

These assets were contributed to the Company by NCI at current carrying value in October 2017.

8. Related Party Transactions

Certain expenses incurred by affiliated entities are allocated to the Company pursuant to the terms of a management agreement between these entities. Total expenses allocated to the Company and expensed by the Company during 2017 amounted to approximately $390,000, including rent allocation of approximately $147,000, as discussed in Note 11.

At December 31, 2017, the Company has cash on deposit with an affiliated bank amounting to approximately $175,000.

Total payables to affiliate amounted to approximately $22,000 on December 31, 2017. There were no receivables from affiliates at December 31, 2017.

9. Employee Benefits

The Company, together with its parent company and other affiliates, has a noncontributory profit sharing plan integrated with a contributory 401(k) employee benefit plan (Plan) covering substantially all employees. Employees generally become eligible in the Plan upon attainment of the age of 21, with entry dates of January 1 and July 1 of each year. Under the Plan, the Board of Directors may contribute, at their discretion and subject to annual limitations, certain amounts in the form of matching, profit sharing and/or qualified non-elective contributions. Plan expense for the year ended December 31, 2017 amounted to approximately $128,000.

10. Note Payable

As of December 31, 2017, the Company has a secured loan with NexBank (related party) in the amount of $2,938,000 with an additional interest due of $12,000. The loan has a daily per diem interest rate of 4.6%. The loan is secure by a commercial property which is subject to lease and is due January 10, 2024. Minimum payments due under the note is as follows (in thousands):

Year		Amount
2018	$	203
2019		203
2020		203
2021		203
2022		203
Thereafter		1,923
	$	2,938

The note was contributed to the Company from NCI in October 2017 and is collateralized by the assets subject to operating lease (see note 7). The carrying balance of the notes approximates fair value and is valued using Level 2 valuation techniques.

11. Commitments, Guarantees and Contingent Liabilities

The Company was named as a co-defendant in a lawsuit that alleged, among other things: (1) the Company and other co-defendants fraudulently induced the plaintiffs into participating in a loan by failing to fully disclose the borrower's financial condition; and (2) the Company negligently performed certain financial advisory services for the borrower. Based upon the Company's internal investigation, as well as a review of information learned in the early stages of discovery, the Company concluded that the plaintiffs' allegations were meritless. The Company vigorously defended itself against all of the claims, and filed a motion for sanctions (including for the recovery of attorneys' fees and costs) against the plaintiffs for filing a suit in bad faith and without a factual basis. The parties involved in such lawsuit reached a settlement agreement in July 2017 and the case was dismissed. The Company paid $4,000,000 in legal fees and settlement costs related to this case in 2017.

The Company leases its primary office facility under an informal lease agreement with NexBank, SSB (NexBank), an affiliate through common ownership, which expires August 31, 2022. Under the agreement, the Company is allocated 32% of the total lease payments required by NexBank. Following is a summary of future minimum lease commitments under this agreement (in thousands):

Year	Amount
2018	149
2019	152
2020	155
2021	158
Thereafter	107
	$ 721

In conjunction with execution of the above lease, the Company received a tenant improvement allowance in the original approximate amount of $204,000. This amount is being accreted under the straight line method over the life of the lease as a reduction in rent expense. Total rent expense for the year ended December 31, 2017 amounted to approximately $147,000, substantially all of which was allocated from related parties.

The Company does not anticipate any material losses as a result of the commitments and contingent liabilities.

12. Net Capital Requirements

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $5,000 or 6 2/3% of total aggregate indebtedness.

At December 31, 2017, the Company had total net capital and total aggregate indebtedness, as defined, of approximately $6,862,000 and $4,305,800, respectively, resulting in a ratio of aggregate indebtedness to net capital of 0.63 to 1.00. Total net capital was approximately $6,574,900 above the minimum required net capital of approximately $287,000.

In accordance with the disclosure requirements of SEC Rule 17a-5(d)(4), there were no material differences between the computation of net capital and the Company's corresponding Part IIA of its quarterly Financial and Operational Combined Uniform Single Report at December 31, 2017.

13. Customer Protection, Reserves and Custody of Securities

The Company does not hold customer accounts, funds, or securities.

SUPPLEMENTAL SCHEDULE I

NEXBANK SECURITIES, INC.

Computation of Net Capital under SEC Rule 15c3-1 and
Statement Pursuant to SEC Rule 15c3-3

December 31, 2017

(In Thousands)

Computation of Net Capital under Rule 15c3-1

Net capital		
Total stockholder's equity	$	29,871
Less deduction and/or charges		-
Less non-allowable assets:		
Furniture, equipment, and leasehold improvements, net		208
Investments in partnership interests		5,724
Other real estate owned		12,566
Loans and client receivables		4,033
Other assets		402
Net capital prior to haircuts on securities positions		6,938
Less haircuts on securities positions		76
Net capital as defined by Rule 15c3-3		6,862
Minimum net capital required		287
Excess net capital		6,575
Aggregate indebtedness:		
Accounts payable and accrued expenses		4,118
Payables to affiliates		22
Deferred rent		165
Total aggregate indebtedness	$	4,305
Ratio of aggregate indebtedness to net capital		0.63 to 1

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of paragraph k(2)(i).

In accordance with the disclosure requirements of SEC Rule 17a-5(d)(4), there were no material differences between the computation of net capital and the Company's corresponding Part IIA of its quarterly Financial and Operational Combined Uniform Single Report at December 31, 2017

NEXBANK SECURITIES, INC.

Agreed-Upon Procedures Report on Form SIPC-7

December 31, 2017

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Management and the Audit Committee of
NexBank Securities, Inc.
Dallas, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by NexBank Securities, Inc. (the "Company") and SIPC, solely to assist you and the other specified party in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries noting no findings;

2. Compared the amounts reported in the annual audited financial statements with the amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting adjustments noting no findings;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting adjustments noting no findings; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed noting no findings.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Dallas, Texas
February 28, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended **12/31/2017**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*****2578*******************MIXED AADC 220
66705 FINRA DEC
NEXBANK SECURITIES INC
2515 MCKINNEY AVE STE 1100
DALLAS, TX 75201-1945

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stacy M. Hodges, 972-763-4000

2. A. General Assessment (item 2e from page 2) $ 627

B. Less payment made with SIPC-6 filed (**exclude interest**) (641)

7/24/2017
Date Paid

C. Less prior overpayment applied (14)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(14)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NexBank Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 29 day of January , 20 18 .

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,029,302
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	568,007
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	5,597,309
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	19,431
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	5,159,866
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	5,179,297
2d. SIPC Net Operating Revenues	$ 418,012
2e. General Assessment @ .0015	$ 627 (to page 1, line 2.A.)

NexBank Securities, Inc

Other revenue not related either to directly or indirectly to the securities business:

Deductions for NexBank Securities, Inc:
2017

*	Operations consulting and Restructuring consulting revenue	2,551,250.00
*	Real Estate Management Revenue	1,476,552.65
*	Real Estate Investment earnings	792,740.56
*	Other & Client Reimburseable Expense Revenue	339,322.74
		$ 5,159,866 SIPC-7 2c. line (8)

NEXBANK SECURITIES, INC.

Exemption Report for the Year Ended

December 31, 2017

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying NexBank Securities, Inc.'s Exemption Report in which (1) NexBank Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which NexBank Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) NexBank Securities, Inc. stated that NexBank Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017, without exception. NexBank Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NexBank Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe Horwath LLP

Crowe Horwath LLP

Dallas, Texas
February 28, 2018

NEXBANK™
SECURITIES, INC.

NexBank Securities Inc's Exemption Report

NexBank Securities Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provision of 17 C.F.R. § 240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2017 without exception.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year ended December 31, 2017 without exception.

____
NexBank Securities, Inc.

I, Stacy Hodges, or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ________________________
Title: FINOP

Date of Report: February 28, 2018

NEXBANK SECURITIES, INC.

Financial Statements for the Year Ended

December 31, 2017

Supplementary Schedule pursuant to Rule 17a-5
Under the Securities Exchange Act of 1934